UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                                   ATARI, INC.
                                   -----------
          (F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   04651M 10 5
                                   -----------
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                              +33 (0) 4 37 64 30 00
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  April 5, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [  ].

                                  Schedule 13D

--------- --------------------------------------------------------- ----------------------------
       1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION     INFOGRAMES
          NO. OF ABOVE PERSON                                        ENTERTAINMENT SA
--------- --------------------------------------------------------- ----------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
          (SEE INSTRUCTIONS)                                                            (b) [ ]
--------- --------------------------------------------------------- ----------------------------
       3  SEC USE ONLY
--------- --------------------------------------------------------- ----------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                 OO
--------- --------------------------------------------------------- ----------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)
--------- --------------------------------------------------------- ----------------------------
       6  CITIZENSHIP OF PLACE OF ORGANIZATION                                           FRANCE
------------------------------------------------------------------- ----------------------------
                             7  SOLE VOTING POWER                                  69,262,447(1)
    Number of shares      ----- ----------------------------------- ----------------------------
   beneficially owned        8  SHARED VOTING POWER                                   260,000(2)
    by each reporting     ----- ----------------------------------- ----------------------------
      person with            9  SOLE DISPOSITIVE POWER                             69,262,447(3)
                          ----- ----------------------------------- ----------------------------
                            10  SHARED DISPOSITIVE POWER                                      0
--------- --------------------------------------------------------- ----------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                                        69,522,447(4)
--------- --------------------------------------------------------- ----------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                     [ ]
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- --------------------------------------------------------- ----------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                           51.6%(5)
--------- --------------------------------------------------------- ----------------------------
      14  TYPE OF REPORTING PERSON                                                           CO
--------- --------------------------------------------------------- ----------------------------



--------------------
(1) Represents 69,262,447 shares of Common Stock (the "CUSH Owned Shares") directly held by California U.S. Holdings, Inc., a wholly-owned subsidiary of Infogrames, following the transfer by Infogrames of 9,010,663 shares of Common Stock of the Company to CUSH on April 5, 2006.

(2) Represents a proxy for the vote of 260,000 shares of Common Stock (the "Cayre Director Proxy Shares") held by the Cayre family.

(3)  Represents the CUSH Owned Shares.

(4)  Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

(5) Based on 134,755,992 shares of the Company's Common Stock outstanding as of February 21, 2006.

--------- --------------------------------------------------------- ----------------------------
       1  NAME OF REPORTING PERSON                                   CALIFORNIA U.S.
                                                                     HOLDINGS, INC.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------- --------------------------------------------------------- ---------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [ ]
          (SEE INSTRUCTIONS)                                                           (b) [ ]
--------- --------------------------------------------------------- ---------------------------
       3  SEC USE ONLY
--------- --------------------------------------------------------- ---------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                OO
--------- --------------------------------------------------------- ---------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                  [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)
--------- --------------------------------------------------------- ---------------------------
       6  CITIZENSHIP OF PLACE OF ORGANIZATION                                      CALIFORNIA
------------------------- ------ ---------------------------------- ---------------------------
                              7  SOLE VOTING POWER                                69,262,447(6)
    Number of shares      ------ ---------------------------------- ---------------------------
   beneficially owned         8  SHARED VOTING POWER                                 260,000(7)
    by each reporting     ------ ---------------------------------- ---------------------------
      person with             9  SOLE DISPOSITIVE POWER                           69,262,447(8)
                          ------ ---------------------------------- ---------------------------
                             10  SHARED DISPOSITIVE POWER                                     0
--------- --------------------------------------------------------- ---------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                             69,522,447(9)
          REPORTING PERSON
--------- --------------------------------------------------------- ---------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                    [ ]
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------- --------------------------------------------------------- ---------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         51.6%(10)
--------- --------------------------------------------------------- ---------------------------
      14  TYPE OF REPORTING PERSON                                                          CO
--------- --------------------------------------------------------- ---------------------------



--------------------
(6) Represents the 69,262,447 CUSH Owned Shares, following the transfer by Infogrames of 9,010,663 shares of Common Stock of the Company to CUSH on April 5, 2006.

(7)  Represents the 260,000 Cayre Director Proxy Shares.

(8)  Represents the 69,262,447 CUSH Owned Shares.

(9)  Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

(10) Based on 134,755,992 shares of the Company's Common Stock outstanding as of February 21, 2006.

          This Amendment No. 11 ("Amendment No. 11") to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001, as amended by Amendment No. 5 filed with the SEC on September 24, 2003, as amended by Amendment No. 6 filed with the SEC on February 24, 2004, as amended by Amendment No. 7 filed with the SEC on June 18, 2004, as amended by Amendment No. 8 filed with the SEC on January 14, 2005, as amended by Amendment No. 9 filed with the SEC on January 18, 2005 and as amended by Amendment No. 10 filed with the SEC on September 22, 2005 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Atari, Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the "Company"). The address of the principal executive offices of Atari, Inc. is 417 Fifth Avenue, New York, NY 10016. Capitalized terms used and not defined in this Amendment No. 11 shall have the meanings ascribed to them in the Schedule 13D.

          Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

Item 2.   Identity and Background.

          This item is hereby amended and restated in its entirety to read as follows:

          (a) Infogrames Entertainment SA ("Infogrames") and California U.S. Holdings, Inc., a wholly-owned subsidiary of Infogrames (previously the Schedule 13D "Purchaser" and henceforth "CUSH", and together with Infogrames, the "Filing Persons").

          (b) The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of CUSH is c/o Atari, Inc. 417 Fifth Avenue, New York, NY 10016.

          (c) The principal business activities of the Filing Persons is the holding of equity interests in companies engaged in the business of development and distribution of computer software.

          (d) During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

          (f) Infogrames is a societe anonyme organized under the laws of France. CUSH is a California corporation.

          Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Infogrames or CUSH, as the case may be, for which such information is set forth.

          To the best of the Filing Persons' knowledge, none of the Filing Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction

          Item 4 is amended to add the following paragraph:

          On April 5, 2006, in connection with an undertaking by CUSH to pledge 7,000,000 ordinary shares of Common Stock of the Company, for the benefit of certain creditors of Infogrames, an agreement was executed whereby: (i) Atari Interactive, Inc. ("Interactive"), a wholly-owned subsidiary of Infogrames, transferred 2,000,000 ordinary shares of Common Stock of the Company to Infogrames, entitling Infogrames to set off and reduce a loan granted by Infogrames to Interactive, and (ii) subsequent to the transfer by Interactive to Infogrames, Infogrames transferred 9,010,663 ordinary shares of Common Stock of the Company to CUSH, entitling CUSH to set off and reduce a loan granted by CUSH to Infogrames.

Item 5.   Interest in Securities of the Issuer

          Item 5 is amended to add the following statements to each of the following paragraphs:

          (a) The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based on the number of shares of Common Stock disclosed as outstanding as of February 21, 2006, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended December 31, 2005 as filed with the Securities & Exchange Commission on February 22, 2006.

          Following the transfers on April 5, 2006 by Interactive of 2,000,000 shares of the Company to Infogrames and the subsequent transfer by Infogrames of 9,010,663 shares of the Company, CUSH is the beneficial owner of 69,522,447 shares of Common Stock, which includes the 60,251,784 shares of Common Stock directly held by CUSH before the transfer from Infogrames, the 9,010,663 shares of Common Stock transferred to CUSH from Infogrames and the 260,000 Cayre Director Proxy Shares, which are subject to a proxy in favor of CUSH for the election and removal of directors pursuant to the Cayre Purchase Agreements. Based upon

          134,755,992 shares of the Company's outstanding Common Stock, such Common Stock represents 51.6% of the outstanding shares of the Company.

          Infogrames is the beneficial owner of 69,522,447 shares of Common Stock by virtue of its ownership of 100% of the capital stock of CUSH, such Common Stock representing 51.6% of the outstanding shares of the Company.

          Except as disclosed in this Item 5(a), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement beneficially owns any Shares or has the right to acquire any Shares.

          (b) The responses of the Filing Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

          Except as disclosed in this Item 5(b), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

          (c) The responses of the Filing Persons to Item 4 hereof are incorporated herein by reference.

          Except as disclosed in this Statement, none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement has effected any transaction in the Shares during the past 60 days.

          (d) To the best knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended to add the following paragraph:

          Pursuant to an Agreement Regarding Transfer of Shares, executed on April 5, 2006, by and among Infogrames, Interactive and CUSH: (i) Interactive transferred 2,000,000 ordinary shares of Common Stock of the Company to Infogrames, entitling Infogrames to set off and reduce a loan granted by Infogrames to Interactive; and (ii) subsequent to the transfer by Interactive to Infogrames, Infogrames transferred 9,010,663 ordinary shares of Common Stock of the Company to CUSH, entitling CUSH to set off and reduce a loan granted by CUSH to Infogrames. As a result of the transfers, Interactive and Infogrames no longer have any direct holdings in the Common Stock of the Company and CUSH holds directly 69,262,447 ordinary shares of Common Stock of the Company. The transfers were made in connection with an undertaking by CUSH to pledge 7,000,000 ordinary shares of Common Stock of the Company for the benefit of certain creditors of Infogrames.


Item 7.   Materials to Be Filed as Exhibits

          Exhibit 1      Chart Regarding Executive Officers and
                         Directors of Filing Persons.*

          Exhibit 2 Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

          Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D and incorporated herein by reference.)

          Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

          Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to CUSH. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

          Exhibit 6 5% Subordinated Convertible Note of the Company, issued to CUSH. (Filed on 1/10/2000 as Exhibit 6 to Amendment No. 1 to Schedule 13D and incorporated herein by reference.)

          Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

          Exhibit 8 Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to Schedule 13D and incorporated herein by reference.)

          Exhibit 9 Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

          Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D and incorporated herein by reference.)

          Exhibit 11 Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and CUSH. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

          Exhibit 12 Right of First Offer Agreement, dated as of November 15, 1999, among CUSH and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

          Exhibit 13 Supplemental Agreement, dated May 19, 2000, between Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as
                         Exhibit 13 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 14 Warrant Agreement, dated as of February 15, 2000, among the Company and CUSH, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to CUSH. (Filed on 10/04/2000 as
                         Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 15 Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between CUSH and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 16 Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, CUSH and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on Schedule 14C and incorporated herein by reference.)

          Exhibit 17 Stock Purchase and Exchange Agreement, dated December 28, 2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

          Exhibit 18 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $40,812,000. (Filed on 01/04/2001 as Exhibit 17 to
                         Amendment No. 4 and incorporated herein by reference.)

          Exhibit 19 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to
                         Amendment No. 4 and incorporated herein by reference.)

          Exhibit 20 Trademark License Agreement, dated as of September 4, 2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit
                         10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

          Exhibit 21 Agreement Regarding Satisfaction of Debt and License Amendment, dated as of September 4, 2003, among CUSH, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)

          Exhibit 22 Underwriting Agreement, dated September 18, 2003, among the Company, Infogrames and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)

          Exhibit 23 ISDA Master Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 23 to Amendment 7 and incorporated herein by reference.)

          Exhibit 24 Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen, as amended on June 15, 2004. (Filed on 6/18/2004 as Exhibit 24 to Amendment 7 and incorporated herein by reference.)

          Exhibit 25 Amendment, dated June 15, 2004, to Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 25 to Amendment 7 and incorporated herein by reference.)

          Exhibit 26 Registration Rights Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 26 to Amendment 7 and incorporated herein by reference.)

          Exhibit 99.1 Letter Agreement, dated October 28, 2004, between CUSH and Nexgen amending the Transaction Confirmation. (Filed on 1/14/2005 as Exhibit 99.1 to Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

          Exhibit 99.2 Letter Agreement, dated December 21, 2004, between CUSH and Nexgen relating to the Termination of the Transaction. (Filed on 1/14/2005 as Exhibit 99.2 to
                         Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

          Exhibit 99.3 Form of Letter Purchase Agreement, dated January 13, 2005, between CUSH and each purchaser relating to the sale of 11,000,000 shares. (Filed on 1/18/2005 as Exhibit 99.3 to Schedule 13D to Amendment No. 9 and incorporated herein by reference.)

          Exhibit 99.4 Letter Agreement, dated January 7, 2005, between CUSH and Wedbush Morgan Securities Inc. ("WMS"), relating to WMS's appointment as agent of CUSH in the sale of shares. (Filed on 1/18/2005 as Exhibit 99.4 to Schedule 13D to Amendment No. 9 and incorporated herein by reference.)

          Exhibit 99.5 Agreement Regarding Issuance of Shares, dated September 15, 2005 between Infogrames Entertainment S.A. and Atari, Inc. (Filed on 9/22/2005 as Exhibit 99.5 to
                         Schedule 13D to Amendment No. 10 and incorporated herein by reference.)

          Exhibit 99.6 GT Interactive UK Settlement of Indebtedness Agreement, dated September 15, 2005 between Atari UK, Infogrames and all of its subsidiaries and Atari, Inc. (Filed on 9/22/2005 as Exhibit 99.6 to Schedule 13D to Amendment No. 10 and incorporated herein by reference.)

          Exhibit 99.7 Agreement Regarding Transfer of Shares, dated April 5, 2006 among Infogrames Entertainment S.A., Atari Interactive, Inc. and California U.S. Holdings, Inc.*

------------------
*        Filed with this Amendment.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2006              By:  INFOGRAMES ENTERTAINMENT SA



                                    By: /s/ Thomas Schmider
                                        ----------------------------------------
                                    Thomas Schmider
                                    Deputy Chief Operating Officer



Dated:  April 18, 2006              By:  CALIFORNIA U.S. HOLDINGS, INC.



                                    By: /s/ Thomas Schmider
                                        ----------------------------------------
                                    Thomas Schmider
                                    Director